SS&C Technologies, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

June 15, 2011
By EDGAR Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Melissa Feider

Re:	SS&C Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 11, 2011 File No. 000-28430

Ladies and Gentlemen:

On behalf of SS&C Technologies, Inc. (the “Company”), I am writing in response to comments contained in the letter dated June 9, 2011 (the “Letter”) from Kathleen Collins of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 46

1.	Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you appear to have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding changes in income tax expense. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Securities and Exchange Commission
June 15, 2011

Response:	The Company agrees that a discussion of the effect of foreign tax rates on its effective tax rate is important information to assist readers in understanding the Company’s results of operations. As discussed under Provision for Income Taxes in Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) on page 46 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), the difference between the provision for income tax recorded and the statutory tax rate was primarily due to foreign tax benefits, including the quantitative effect of the foreign effective income tax rate. In addition, on page F-15 of the 2010 Form 10-K, the Company disclosed that its effective tax rate differs from the statutory rate due to, among other things, its foreign operations. The Company believes its disclosure in MD&A together with the financial statement disclosure appropriately describes the actual and potential impact on its effective tax rate of business conducted in jurisdictions with differing tax rates and aligns with the guidance contained in Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

In light of the Staff’s comment, the Company will, in its MD&A for future periods (beginning with the second quarter of 2011), discuss in more detail the impact of foreign earnings taxed at different rates than U.S. tax rates in the period-over-period discussion of the effective tax rate. By way of example, in the MD&A section of its Quarterly Report on Form 10-Q, the Company will provide a paragraph under Provision for Income Taxes that discusses the impact on the effective tax rate of foreign earnings relating to countries that have a significant impact on the Company’s effective tax rate and the way in which potential changes in such countries’ operations may impact the Company’s results of operations, as follows:

Our effective tax rate reflects the tax effect of significant operations outside the United States, which are generally taxed at rates lower than the U.S. statutory rate of 35 percent. A future proportionate change in the composition of income before income taxes from foreign and domestic tax jurisdictions could impact our periodic effective tax rate.

2.	Additionally, to the extent that one or more foreign countries contributed significantly to the incremental tax benefit from foreign operations, then tell us how you considered disclosing this information. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements.

Securities and Exchange Commission
June 15, 2011

Response:	The Company considered whether one or more foreign countries contributed significantly to the incremental tax benefit from foreign operations. When considering disclosure concerning the effective tax rates of its foreign operations, the Company performed additional analysis on the foreign jurisdictions that generate the majority of its foreign earnings and determined that historically there has not been a material difference in the individual country tax rates period over period. While the Company believes its historical foreign income tax disclosures have been adequate, in light of the Staff’s comment, the Company will provide additional disclosure prospectively (beginning with the second quarter of 2011) with respect to its significant foreign operations.

The Company advises the Staff that it has not entered into any agreements with the Internal Revenue Service with regard to any foreign jurisdictions.

Liquidity and Capital Resources, page 46

3.	We note from your disclosure on page F-15 the company has not accrued deferred income taxes of $18.3 million on unremitted earnings from non-U.S. subsidiaries as such earnings are expected to be reinvested overseas and used to service Canadian debt. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the U.S. in jurisdictions subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. In addition, please consider quantifying the amount of foreign earnings that are considered to be permanently reinvested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response:	The Company reviewed its unremitted earnings of non-U.S. subsidiaries in accordance with the criteria set forth in Accounting Principles Board (APB) Opinion No. 23, which includes an entity-by-entity approach, to determine which of these earnings are permanently invested and which may be considered for repatriation. In making this determination, the Company considered all of the factors listed in APB Opinion 23, including the financial requirements of the parent company, financial requirements of the subsidiary, operations and fiscal objectives of the parent company, remittance restrictions imposed by governments, remittance restrictions imposed by leases or financing agreements of the subsidiary and the tax consequences of the remittance. As indicated in its financial statements, the Company generated significant operating cash flows over the last three years and has access to a revolving credit facility of up to $75 million. As noted in the Company’s existing disclosure with respect to unremitted earnings on page 45 (in MD&A), page 52 (in Liquidity & Capital Resources) and F-15 (Income Tax Footnote), based on its current and projected cash needs, the Company believes its unremitted earnings do not have a material impact on the its liquidity or ability to meet its cash flow needs. Therefore, the Company believes that the provided disclosures align with the guidance contained in Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Securities and Exchange Commission
June 15, 2011

In light of the comment, in future filings (beginning with the second quarter of 2011), the Company will update the disclosure within the Liquidity and Capital Resources section of MD&A as follows:

Our US and non-U.S. operations generate positive operating cash flows. Each year we evaluate the amount of current year earnings in excess of reinvestment needs for our non-U.S. subsidiaries and determine if any amounts will be repatriated. No provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries where a permanent reinvestment determination has been made by management. The amount of any potential repatriation of excess earnings can vary from year to year based on the financial performance of the subsidiary and future business plans, and may therefore affect the comparison of the effective tax rate period to period.

* * *

As requested in the Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (860) 298-4738.

Very truly yours,

/s/ Patrick J. Pedonti

Patrick J. Pedonti
Senior Vice President and Chief Financial Officer

cc:	Stephen V. R. Whitman, Esq. David A Westenberg, Esq.